UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2017 FOURTH QUARTER AND FULL YEAR RESULTS

Mexico City, February 22, 2018, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the fourth quarter of 2017.

Operational and Financial Highlights

•         Revenues grew 11.6%, while comparable revenues grew 5.7% for the quarter.

•         Operating income increased 5.8%, while comparable operating income grew 13.3% during the quarter.

•         Operating cash flow increased 4.6%, while comparable operating cash flow grew 12.5% for the quarter.

•         As of December 31, 2017, the Company changed the method for reporting Coca-Cola FEMSA de Venezuela to Fair Value. Due to this change, a recorded foreign currency translation charge in equity has been reclassified as a non-cash one-time item to the other non-operative expenses line of the Income Statement in accordance with IFRS. This resulted in a majority net loss of Ps. 24,245 million and a loss per share of Ps. 11.54 for the quarter. On a comparable basis, earnings per share were Ps. 1.85 vs. Ps. 1.39 in the same period of the previous year.

•         Coca-Cola FEMSA de Venezuela will continue operating in Venezuela and its Fair Value will be reported in the investment in shares line of the Balance Sheet of the Company.

Results Summary

	Fourth Quarter			Full Year
	as Reported		Comparable (1)	as Reported		Comparable (1)
	2017	Δ%	Δ%	2017	Δ%	Δ%

Total revenues	55,275	11.6%	5.7%	203,780	14.7%	3.6%
Gross profit	25,063	12.0%	9.2%	91,686	15.1%	6.1%
Operating income	7,584	5.8%	13.3%	26,175	9.4%	6.2%
Operating cash flow (2)	11,310	4.6%	12.5%	39,546	11.4%	5.9%
Net income attributable to equity holders of the company	-24,245	(790.9%)	34.5%	-12,802	(227.1%)	34.7%
Earnings per share (3)	-11.54		32.7%	-6.12		33.5%

Expressed in millions of Mexican pesos.

(1) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.

(3) 4Q EPS calculated with 2,100.8 million shares outstanding as of December 31 2017. Full Year EPS calculated with 2,091.4 million shares, the weighted average of the Company’s outstanding shares over the period.

Message from the Chief Executive Officer

“During 2017, we navigated a complex environment to deliver positive results. Guided by our strategic framework, we delivered revenue and operating income growth of 14.7% and 9.4% respectively. In addition, excluding items impacting comparability, our majority net income increased 34.7%, resulting in earnings per share of Ps. 6.15.

In Mexico, despite unprecedented external challenges, our operation was able to keep its top-line growth on track, continuing the digitization of its value chain, while protecting profitability. In Central America, we successfully implemented initiatives to regain volume growth—positioning our operations for future revenue growth. Furthermore, we remain encouraged by the turnaround of our Brazilian operation, highlighted by volume growth, profitability improvement, and our successful integration of Vonpar, capturing synergies ahead of expectations. Finally, in the Philippines, we closed the year strongly, delivering double-digit volume and transaction growth for the fourth quarter. We enter 2018 fully aware of our markets’ challenges and opportunities. By leveraging our operational and financial discipline, executing the right strategies, and capitalizing on our transformed capabilities, we renew our commitment to deliver sustainable profitable growth for years to come.” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Press Release 4Q 2017 February 22, 2018	Page 1

Consolidated results for the fourth quarter

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using an exchange rate of 22,793.3 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 5.7% in the fourth quarter of 2017 as compared to the same period of 2016, driven by average price per unit case growth in Mexico and Argentina, coupled with volume growth in Brazil, Central America, the Philippines, and flat performance in Argentina, partially offset by volume declines in the rest of our operations.

Transactions: Comparable number of transactions increased 3.8%. Our sparkling beverage category grew 4.0%, driven by 4.2% growth in brand Coca-Cola and its extensions and 3.3% growth in flavors. Our positive performance in brand Coca-Cola was driven by growth in Central America, Argentina, Brazil, and the Philippines, partially offset by a decline in Mexico and flat performance in Colombia. Our growth in flavors was driven by Argentina, Brazil, and the Philippines, partially offset by flat performance in Mexico and declines in Central America and Colombia. Our still beverage category grew 3.0%, driven mainly by the positive performance of the Philippines and Brazil. Finally, our water category’s transactions increased by 2.5%, driven by growth in Central America, Brazil and the Philippines, partially offset by declines in the rest of our operations.

Volume: Comparable sales volume grew 1.8% in the fourth quarter of 2017 as compared to the same period in 2016. Our sparkling beverage portfolio’s volume increased 1.8%, driven by 1.9% growth in brand Coca-Cola and 1.4% growth in flavors. Our growth in brand Coca-Cola was driven mainly by the performance of Central America, Argentina, Brazil, and the Philippines, while our growth in flavors was driven mainly by positive performance in the Philippines and even volumes in Mexico, Central America, and Brazil. Our still beverage category’s volume increased 2.2%, driven by growth in most of our operations, partially offset by a decline in Colombia. Our personal water portfolio’s volume grew 6.7% due to positive performance in most of our operations. Finally, our bulk water portfolio’s volume declined 1.9%, driven by a decline in Mexico and Colombia, partially offset by growth in the rest of our operations.

Gross profit: Comparable gross profit grew 9.2%. Our pricing initiatives, coupled with lower PET and sweetener prices in most of our operations, offset an unfavorable currency hedging position, higher sweetener and concentrate prices in Mexico, and the depreciation in the average exchange rate of the Argentine Peso and the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 13.3% for the fourth quarter of 2017 as compared to the same period of 2016.

Operating cash flow: Comparable operating cash flow increased 12.5% in the fourth quarter of 2017.

As reported figures:

Revenues: Total revenues increased 11.6% to Ps. 55,275 million in the fourth quarter of 2017, including the acquisition of Vonpar in Brazil, which was consolidated in December 2016, and the consolidation of our operation in the Philippines, combined with price increase in line with or above inflation in key territories such as Mexico and Argentina and supported by volume growth in Central America, Brazil, the Philippines, and flat performance in Argentina; all despite the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 39.6% to 6,958.3 million in the fourth quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 21.6% to 1,033.3 million unit cases in the fourth quarter of 2017 as compared to the same period in 2016.

Gross profit: Gross profit grew 12.0% to Ps. 25,063 million, and gross margin expanded 10 basis points to 45.3%.

(Continued on next page)

Press Release 4Q 2017 February 22, 2018	Page 2

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 103 million in the fourth quarter of 2017, compared to a loss of Ps. 275 million recorded in the fourth quarter of 2016. This is mainly due to: (i) a loss in our dairy joint venture in Panama and a loss in the joint venture of Jugos del Valle; (ii) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method as of February 2017; (iii) partially offset by gains in our joint ventures in Brazil.

Operating Income: Operating income increased 5.8% to Ps. 7,584 million, and operating margin contracted 80 basis points to 13.7%, driven mainly by higher labor costs, higher freight costs, and higher diesel and gasoline prices. Due to the consolidation of Coca-Cola FEMSA Philippines in February 2017, the results of this operation are not included in our share of the profit of associates for 2017, as compared to 2016. These effects where partially mitigated by marketing expense efficiencies.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 29,090 million, compared to Ps. 346 million during the fourth quarter of 2016, due mainly to the change in the accounting method for our Venezuela operation to a Fair Value approach. Due to this change, according to IFRS standards a Ps. 26,123 million non-cash one-time charge has been reclassified from equity as part of the cumulative translation adjustment within the other comprehensive income to other non-operative expenses of our income statement.

Comprehensive financing result: Comprehensive financing result in the fourth quarter of 2017 recorded an expense of Ps. 1,084 million, compared to an expense of Ps. 1,211 million in the same period of 2016.

During the fourth quarter of 2017, we recorded an interest expense of Ps. 2,001 million, compared to Ps. 2,095 million in the fourth quarter of 2016. This decrease was driven by the decrease of short-term interest rates in Brazil; the average exchange rate depreciation of the Brazilian Real compared to the Mexican Peso as applied to existing Brazilian Real-denominated interest expense; and the reduction of debt in Argentina. However, these effects were partially offset by: (i) interest rate increase in Mexico; (ii) additional debt related to the acquisition of Vonpar; and (iii) the interest rate increase from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S. dollar net debt exposure.

In addition, for the fourth quarter, we recorded a foreign exchange gain of Ps. 516 million as compared to a gain of Ps. 66 million in 2016, which was generated as a result of the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated cash position.

During the fourth quarter of 2017, we recorded a gain on monetary position in inflationary subsidiaries of Ps. 460 million as compared to Ps. 838 million during the same period of 2016, related to the impact of the devaluation of the Bolivar during the period in our operation in Venezuela.

Market value on financial instruments recorded a loss of Ps. 310 million as compared to a loss of Ps. 213 million in the fourth quarter of 2016 due to the quarterly increase in long-term interest rates in Brazil as applied to our floating rate cross-currency swaps.

Income tax: During the fourth quarter of 2017, income tax paid was Ps. 1,314 million as compared to Ps. 1,929 million in the same period of 2016. Income tax paid in 2016 was higher in relation to hyperinflationary accounting of our Venezuela operation.

Net income: Consolidated net controlling interest loss is Ps. 24,245 million in the fourth quarter of 2017, as a result of the change in the accounting method for our Venezuela operation, which resulted in the reclassification of a recorded foreign currency translation charge in equity as a non-cash one-time item to the other non-operative expenses line of the Income Statement in accordance with IFRS standards. On a comparable basis, net controlling income grew 34.5% to Ps. 3,894 million for the fourth quarter of 2017, resulting in comparable earnings per share (EPS) of Ps. 1.85 (Ps. 18.54 per ADS).

Operating cash flow: Operating cash flow grew 4.6% to Ps. 11,310 million, and operating cash flow margin contracted 130 basis points to 20.5%.

Press Release 4Q 2017 February 22, 2018	Page 3

Balance Sheet (1)

As of December 31, 2017, we had a cash balance of Ps. 18,767 million, including US$307 million denominated in U.S. dollars, an increase of Ps. 8,291 million as compared to December 31, 2016. As of December 31, 2017, total short-term debt was Ps. 12,171 million, and long-term debt was Ps. 71,189 million. Total debt decreased by Ps. 5,549 million, compared to year-end 2016, due mainly to the positive translation effect resulting from the appreciation of the end-of-period exchange rate of the Mexican Peso as applied to our U.S. dollar-denominated debt position and our cash flow generation during the year. Net debt decreased by Ps. 13,840 million compared to year-end 2016.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian Reals and Mexican Pesos at floating and fixed rates, was 7.78%, a reduction as compared to the third quarter of 2017 due mainly to the reduction of interest rates in Brazil. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2017.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	43.9%	3.2%
U.S. dollars	1.4%	0.0%
Colombian pesos	3.1%	72.8%
Brazilian reals	51.5%	61.6%
Argentine pesos	0.1%	0.0%

Debt Maturity Profile

Maturity Date	2018	2019	2020	2021	2022+
% of Total Debt	14.6%	8.6%	12.3%	8.0%	56.5%

(1)      See page 18 for detailed information.

(2)      After giving effect to cross currency swaps.

(3)      Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	FY 2017	FY 2016	Δ %
Net debt including effect of hedges (1)(3)	68,973	80,043	-13.8%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.74	2.26
Operating cash flow/ Interest expense, net (1)	4.99	5.25
Capitalization (2)	39.3%	41.3%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross currency swaps.

Press Release 4Q 2017 February 22, 2018	Page 4

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica, and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using an exchange rate of 22,793.3 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 4.5% in the fourth quarter of 2017, compared to the same period in 2016, driven by an increase in average price per unit case in Mexico and volume growth in Central America, partially offset by volume decline in Mexico.

Transactions: Total transactions in our Mexico and Central America division declined 1.8% in the fourth quarter of 2017. Our sparkling beverage portfolio’s transactions contracted 1.5%, driven mainly by a 2.5% decline in brand Coca-Cola in Mexico, partially offset by 4.8% growth in Central America. In flavors, our division’s flat performance was driven by even performance in Mexico, partially offset by a decline in Central America. Our still beverage category’s transactions decreased 3.0% in the division, while our water transactions, including bulk water, declined 4.3%, driven mainly by a decline in Mexico, partially offset by 3.2% growth in Central America.

Volume: Total sales volume for the division decreased 1.4% in the fourth quarter of 2017, compared to the same period of 2016. Our sparkling beverage category’s volume declined 1.3%, driven by a 1.6% decline in brand Coca-Cola and flat performance in flavors. Our performance in brand Coca-Cola was driven mainly by a 2.5% decline in Mexico, partially offset by 6.8% growth in Central America, while our performance in flavors was driven by both Mexico and Central America. Our still beverage category’s volume remained flat, driven by growth in Central America, offset by a slight decline in Mexico. Our personal water portfolio’s volume declined 1.4%, driven by a decline in Mexico, partially offset by positive performance in Central America. Our bulk water portfolio’s volume declined 2.6% in the division due to a contraction in Mexico, partially offset by growth in Central America.

Gross profit: Comparable gross profit grew 1.6% in the fourth quarter of 2017 as compared to the same period in 2016. In Mexico, our pricing initiatives, lower PET prices, and the appreciation of the average exchange rate of the Mexican Peso as applied to U.S. dollar-denominated raw material costs were offset by the increase of concentrate cost, higher prices of sweeteners, and an unfavorable currency hedging position. In Central America, lower sweetener and PET prices were offset by price-mix effect and the depreciation of the average exchange rates of the Costa Rican Colon and the Nicaraguan Cordoba as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division decreased 15.1% in the fourth quarter of 2017 as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow decreased 3.7% in the fourth quarter of 2017 as compared to the same period in 2016.

As reported figures:

Revenues: Reported total revenues increased 3.5% in the fourth quarter of 2017 as compared to the same period of 2016.

Gross profit: Reported gross profit increased 0.7% in the fourth quarter of 2017, and gross profit margin reached 47.9%, a gross margin contraction of 130 basis points.

Operating income: Reported operating income decreased 10.6% in the fourth quarter of 2017, and operating income margin reached 13.6%, contracting 220 basis points during the period, due mainly to an increase in freight expenses, higher diesel and gasoline prices in Mexico, and higher labor costs and depreciation in Central America. In addition, due to the consolidation of Coca-Cola FEMSA Philippines, the results of this operation are not included in the share of the profit of associates for 2017, as compared to 2016.

Operating cash flow: Reported operating cash flow decreased 4.5% in the fourth quarter of 2017, resulting in a margin contraction of 170 basis points, reaching 20.9%.

Press Release 4Q 2017 February 22, 2018	Page 5

South America Division

(Colombia, Venezuela, Brazil, and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using an exchange rate of 22,793.3 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues increased 5.1%, driven mainly by volume growth in Brazil and flat performance in Argentina, coupled with an average price per unit case increase in Argentina, which was partially offset by a volume decline in Colombia.

Transactions: Comparable transactions in the division increased 2.6% during the fourth quarter of 2017. Our sparkling beverage portfolio’s transactions increased 3.4%, driven by 6.4% growth in brand Coca-Cola and its extensions, partially offset by a 5.7% contraction in flavors. Our positive performance in brand Coca-Cola was driven by growth in Argentina and Brazil, coupled with even performance in Colombia. However, flavor’s negative performance was driven by Colombia, partially offset by growth in Argentina and Brazil. Our still beverage category’s transactions decreased 2.4%; growth in Brazil was offset by a decline in Argentina and Colombia. Our water transactions, including bulk water, increased 0.8%, driven by growth in Brazil, partially offset by declines in Argentina and Colombia.

Volume: Comparable total sales volume in South America grew 2.0% during the fourth quarter of 2017 as compared to the same period of 2016. Our sparkling beverage category’s volume increased 1.8%, driven by 3.9% growth in brand Coca-Cola and its extensions, which was partially offset by a 4.7% decline in flavors. Brand Coca-Cola positive performance was driven by growth in Argentina and Brazil, while our decline in flavors was driven mainly by Colombia. Our still beverage category’s volume increased 0.6%, driven by growth in Argentina and Brazil, partially offset by a decline in Colombia. Our personal water category’s volume increased 12.4%, driven by growth in Brazil and Colombia, partially offset by a decline in Argentina. Our bulk water business’s volume declined 17.3%, driven by a decline in Colombia, partially offset by growth in Argentina and Brazil.

Gross profit: Comparable gross profit increased 15.0% as a result of lower PET and sweetener prices and the appreciation of the Brazilian Real and the Colombian Peso as applied to U.S. dollar-denominated raw material costs, which offset higher aluminum prices and the depreciation of the average exchange rate of the Argentine Peso as applied to U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division increased 38.5% as compared to the same period in 2016.

Operating cash flow: Comparable operating cash flow increased 30.5% as compared to the same period of 2016.

As reported figures:

Revenues: Reported total revenues declined 4.3% to Ps. 25,784 million in the fourth quarter of 2017, driven by volume decline in Colombia and Venezuela and the negative translation effect resulting from the depreciation of all operating currencies as compared to the Mexican Peso, mainly the Venezuelan Bolivar. These effects were partially offset by the integration of Vonpar in Brazil, coupled with price increases aligned with inflation in Argentina, volume growth in Brazil, and flat performance in Argentina.

Transactions: Reported total number of transactions increased 8.8% to 2,360.1 million in the fourth quarter of 2017 as compared to the same period in 2016.

Volume: Reported total sales volume increased 8.7% to 378.2 million unit cases in the fourth quarter of 2017 as compared to the same period in 2016.

Gross profit: Reported gross profit increased 1.4% to Ps. 11,425 million in the fourth quarter of 2017, and gross profit margin expanded 250 basis points to 44.3%.

Operating income: Reported operating income grew 14.7% to Ps. 4,137 million in the fourth quarter of 2017, resulting in a margin of 16.0%, an expansion of 260 basis points.

Operating cash flow: Reported operating cash flow declined 2.8% to reach Ps. 5,543 million in the fourth quarter of 2017, resulting in a margin of 21.5%, an expansion of 30 basis points.

Press Release 4Q 2017 February 22, 2018	Page 6

Asia Division

(The Philippines)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using an exchange rate of 22,793.3 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues increased 13.7% during the fourth quarter of 2017, driven by volume growth.

Transactions: Comparable transactions increased 15.3% in the fourth quarter of 2017. Our sparkling beverage portfolio’s transactions increased 13.8%. Our still beverage category’s transactions increased by 26.9%. Our water transactions, including bulk water, increased 28.8%.

Volume: Comparable total sales volume increased 12.6% in the fourth quarter of 2017. Our sparkling beverage category’s volume grew 12.4%, driven by 10.9% growth in brand Coca-Cola and 15.2% growth in flavors. Our still beverage category’s volume, excluding powders, increased 32.6%. Our personal water category’s volume increased 21.4%. Our bulk water business’s volume grew 17.6%.

Gross profit: Comparable gross profit increased 25.0% as compared to the same period of 2016, driven mainly by lower prices of sweeteners and PET resin, partially offset by the devaluation of the Philippine Peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income increased to Ps. 265 million during the fourth quarter of 2017.

Operating cash flow: Comparable operating cash flow increased 35.4% as compared to the same period of 2016.

Press Release 4Q 2017 February 22, 2018	Page 7

Full Year Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods; and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using an exchange rate of 22,793.3 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 3.6%, driven by average price per unit case growth across most of our operations, volume growth in the Philippines, and flat volume performance in Mexico and Central America, which was partially offset by volume declines in South America.

Transactions: Comparable number of transactions declined 1.4%. Our sparkling beverage portfolio’s transactions declined 1.5%, driven by most operations, partially offset by growth in Argentina and the Philippines. Our brand Coca-Cola portfolio declined 0.5%; growth in Argentina and the Philippines, coupled with a flat performance in Brazil, was offset by declines in the rest of our operations. Our flavors portfolio declined 4.3%, driven by most operations, partially offset by growth in Argentina and flat performance in the Philippines. Our still beverage category’s transactions decreased 2.1%; growth in Mexico, Argentina, and the Philippines was offset mainly by Colombia. Our water transactions, including bulk water, remained flat, driven by growth in Mexico and the Philippines, offset by the rest of our operations.

Volume: Comparable sales volume contracted 1.5% in 2017 as compared to 2016. Our sparkling beverage portfolio’s volume declined 1.7%, driven by most operations, partially offset by growth in the Philippines. Our brand Coca-Cola portfolio declined 1.4%, while our flavors portfolio declined 2.6%. Our still beverage category’s volume declined 2.6%; growth in Mexico, Argentina, and flat performance in Central America was offset by Brazil, Colombia, and the Philippines. Our personal water portfolio’s volume increased 0.9%, driven mainly by growth in Mexico, Central America, and the Philippines, partially offset by contractions in South America. Our bulk water portfolio’s volume declined 0.7%; growth in Argentina, Brazil, and the Philippines was offset by flat volume in Mexico and a decline in Colombia.

Gross profit: Comparable gross profit grew 6.1%. Our pricing initiatives, coupled with our currency and raw material hedging strategies, offset higher sweetener and concentrate prices in Mexico and the depreciation in the average exchange rate of the Mexican Peso, the Argentine Peso, and the Philippine Peso as applied to U.S dollar-denominated raw material costs.

Operating Income: Comparable operating income grew 6.2% in the full year of 2017.

Operating cash flow: Comparable operating cash flow increased 5.9% in the full year of 2017.

As reported figures:

Revenues: Total revenues increased 14.7% to Ps. 203,780 million for the full year of 2017, including the results of the Vonpar acquisition in Brazil and the consolidation of our operation in the Philippines beginning in February. Total revenues were also driven by price increases aligned with or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian Real and the Colombian Peso, despite the depreciation of the Argentine Peso, the Philippine Peso, and the Venezuelan Bolivar; all as compared to the Mexican Peso.

Transactions: Reported total number of transactions increased 30.9% to 25,875.3 million in 2017 as compared to 2016.

Volume: Reported total sales volume increased 16.1% to 3,870.6 million unit cases in 2017 as compared to 2016.

Gross profit: Gross profit grew 15.1% to Ps. 91,686 million, and gross margin expanded 20 basis points to 45.0%.

Equity method: The reported share of the profits of associates and joint ventures recorded a loss of Ps. 98 million in 2017, compared to a gain of Ps. 43 million recorded in 2016. This is due to: (i) the consolidation of Coca-Cola FEMSA Philippines, Inc., which is no longer included in the equity method as of February 2017; (ii) a loss in our dairy joint venture in Panama and a loss in Jugos del Valle; and (iii) gains in our joint ventures in Brazil.

(Continued on next page)

Press Release 4Q 2017 February 22, 2018	Page 8

Operating Income: Operating income increased 9.4% to Ps. 26,175 million, and operating margin contracted 70 basis points to 12.8%, due mainly to an increase in labor costs, freight, diesel and gasoline prices and other operative expenses, partially offset by an operative foreign exchange gain.

Other non-operative expenses, net: Other non-operative expenses, net, recorded an expense of Ps. 28,158 million in 2017, compared to expenses of Ps. 3,489 million during 2016, due mainly to the change in the accounting method for our Venezuela operation to a Fair Value approach. Due to this change, according to IFRS standards a Ps. 26,123 million non-cash one-time charge has been reclassified from equity as part of the cumulative translation adjustment within the other comprehensive income to other non-operative expenses of our income statement. This effect was partially offset by income related to the consolidation of Coca-Cola FEMSA Philippines.

Comprehensive financing result: Our comprehensive financing result in the full year of 2017 recorded an expense of Ps. 5,276 million, compared to an expense of Ps. 6,080 million in 2016.

During 2017, we recorded an interest expense of Ps. 8,809 million, compared to Ps. 7,471 million in 2016. This increase was driven by: (i) the interest rate increase from swapping U.S. dollar-denominated debt to Brazilian Real and Mexican Peso-denominated debt, as part of our strategy to eliminate our U.S, dollar net debt exposure; (ii) additional debt related to the acquisition of Vonpar; (iii) the average exchange rate appreciation of the Brazilian Real compared to the Mexican Peso as applied to our existing Brazilian Real-denominated interest expense; and (iv) the interest rate increase in Mexico. These effects were partially offset by the decrease of interest rates in Brazil and the reduction of debt in Argentina.

In addition, in 2017, we recorded a foreign exchange gain of Ps. 810 million as compared to a loss of Ps. 1,792 million in 2016, which resulted from the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position in 2016.

During 2017, we recorded a gain on monetary position in inflationary subsidiaries of Ps. 1,591 million as compared to Ps. 2,417 million during 2016 related to our operation in Venezuela.

Market value on financial instruments recorded a gain of Ps. 246 million due to the annual decrease of long-term interest rates in Brazil as applied to our floating rate cross-currency swaps.

Income tax: During 2017, income tax paid was Ps. 4,554 as compared to Ps. 3,928 million in 2016.

Net income: Consolidated net controlling interest loss was Ps. 12,802 million during 2017, mainly as a result of the change in the accounting method for our Venezuela operation, which resulted in the reclassification of an accumulated non-cash item as a one-time charge to the other non-operative expenses line of the Income Statement in accordance with IFRS standards. On a comparable basis, controlling net income grew 34.7% to Ps. 12,859 million during 2017, resulting in comparable earnings per share (EPS) of Ps. 6.15 (Ps. 61.49 per ADS).

Operating cash flow: Operating cash flow grew 11.4% to Ps. 39,546 million, and operating cash flow margin contracted 60 basis points to 19.4%.

Press Release 4Q 2017 February 22, 2018	Page 9

Recent Developments

•         On February 21, 2018, Coca-Cola FEMSA’s Board of Directors agreed to propose for approval at the annual Shareholders meeting to be held on March 9, 2017, an ordinary dividend of Ps. 3.35 per share to be paid in two installments in May and November of 2018.

Conference Call Information

Our fourth quarter 2017 conference call will be held on February 22, 2018, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-318-7469 or International: 719-457-2695. Participant code: 6702196. We invite investors to listen to the live audio cast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF) and on our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 4Q 2017 February 22, 2018	Page 10

Additional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of: (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements, (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines, Inc., as if the consolidation had taken place at the beginning of the first quarter of 2016. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

As a result of additional KOF L shares issued in May 2017, full year earnings per share were computed based on 2,091.4 million shares, the weighted average outstanding shares over the period. At the end of December 2017, total outstanding shares were 2,100.8 million shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., were included in the results of the Mexico and Central America division. Starting on February 2013 and ending on January 2017, we incorporated our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain.  The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes.  Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries, contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

 (7 pages of tables to follow)

Press Release 4Q 2017 February 22, 2018	Page 11

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	4Q 17	% Rev	4Q 16	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	6,958.3		4,982.9		39.6%	3.8%
Volume (million unit cases) (2)	1,033.3		849.9		21.6%	1.8%
Average price per unit case (2)	49.57		54.41		-8.9%
Net revenues	55,136		49,229		12.0%
Other operating revenues	139		304		-54.1%
Total revenues (3)	55,275	100.0%	49,533	100.0%	11.6%	5.7%
Cost of goods sold	30,212	54.7%	27,146	54.8%	11.3%
Gross profit	25,063	45.3%	22,388	45.2%	12.0%	9.2%
Operating expenses	16,865	30.5%	14,757	29.8%	14.3%
Other operative expenses, net	512	0.9%	188	0.4%	172.4%
Operative equity method (gain) loss in associates(4)	103	0.2%	275	0.6%	-62.7%
Operating income (5)	7,584	13.7%	7,167	14.5%	5.8%	13.3%
Other non operative expenses, net	29,090		346		8300.6%
Non Operative equity method (gain) loss in associates(6)	(92)		(33)		178.1%
Interest expense	2,001		2,095		-4.5%
Interest income	251		192		30.8%
Interest expense, net	1,750		1,903		-8.0%
Foreign exchange loss (gain)	(516)		(66)		682.3%
Loss (gain) on monetary position in inflationary subsidiries	(460)		(838)		-45.1%
Market value (gain) loss on financial instruments	310		213		45.9%
Comprehensive financing result	1,084		1,211		-10.5%
Income before taxes	(22,498)		5,643		-498.7%
Income taxes	1,314		1,929		-31.9%
Consolidated net income	(23,812)		3,714		-741.1%
Net income attributable to equity holders of the company	(24,245)	-43.9%	3,509	7.1%	-790.9%
Non-controlling interest	434		205		111.8%
Operating income (5)	7,584	13.7%	7,167	14.5%	5.8%
Depreciation	2,791		2,072		34.7%
Amortization and other operative non-cash charges	934		1,573		-40.6%
Operating cash flow (5)(7)	11,310	20.5%	10,812	21.8%	4.6%	12.5%

CAPEX	4,853		5,164

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 20,044 million from our Mexican operation, Ps. 17,017 million from our Brazilian operation, Ps. 3,708 million from our Colombian operation, Ps. 4,290 million from our Argentine operation, and Ps. 6,107 million from our Philippines operation for the fourth quarter of 2017; and Ps. 19,076 million from our Mexican operation, Ps. 14,889 million from our Brazilian operation, Ps. 4,264 from our Colombian operation, and Ps. 4,128 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps.  3,913 million for the fourth quarter of 2017 and Ps. 2,988 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others. For the 4Q16 includes Coca-Cola FEMSA Philippines, Inc.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods,  and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 4Q 2017 February 22, 2018	Page 12

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	2017	% Rev	2016	% Rev	Δ % Reported	Δ % Comparable (8)
Transactions (million transactions)	25,875.3		19,774.4		30.9%	-1.4%
Volume (million unit cases) (2)	3,870.6		3,334.0		16.1%	-1.5%
Average price per unit case (2)	49.29		50.75		-2.9%
Net revenues	203,374		177,082		14.8%
Other operating revenues	406		636		-36.2%
Total revenues (3)	203,780	100.0%	177,718	100.0%	14.7%	3.6%
Cost of goods sold	112,094	55.0%	98,056	55.2%	14.3%
Gross profit	91,686	45.0%	79,662	44.8%	15.1%	6.1%
Operating expenses	64,910	31.9%	55,462	31.2%	17.0%
Other operative expenses, net	503	0.2%	323	0.2%	55.9%
Operative equity method (gain) loss in associates(4)	98	0.0%	(43)	-0.0%	-326.0%
Operating income (5)	26,175	12.8%	23,920	13.5%	9.4%	6.2%
Other non operative expenses, net	28,158		3,489		707.1%
Non Operative equity method (gain) loss in associates(6)	(158)		(104)		51.7%
Interest expense	8,809		7,471		17.9%
Interest income	887		715		24.1%
Interest expense, net	7,922		6,756		17.3%
Foreign exchange loss (gain)	(810)		1,792		-145.2%
Loss (gain) on monetary position in inflationary subsidiries	(1,591)		(2,417)		-34.2%
Market value (gain) loss on financial instruments	(246)		(51)		385.1%
Comprehensive financing result	5,276		6,080		-13.2%
Income before taxes	(7,101)		14,455		-149.1%
Income taxes	4,554		3,928		15.9%
Consolidated net income	(11,654)		10,527		-210.7%
Net income attributable to equity holders of the company	(12,802)	6.3%	10,070	5.7%	-227.1%
Non-controlling interest	1,148		457		151.3%
Operating income (5)	26,175	12.8%	23,920	13.5%	9.4%
Depreciation	10,216		7,579		34.8%
Amortization and other operative non-cash charges	3,155		3,996		-21.0%
Operating cash flow (5)(7)	39,546	19.4%	35,495	20.0%	11.4%	5.9%

CAPEX	14,612		12,391

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 79,850 million from our Mexican operation, Ps. 58,518 million from our Brazilian operation, Ps. 14,222 million from our Colombian operation, and Ps. 13,869 million from our Argentine operation for  2017 and Ps. 20,524 for our operation in the Philippines from February to December 2017;  Ps. 74,413 million from our Mexican operation, Ps. 43,900 million from our Brazilian operation, Ps. 15,120 from our Colombian operation, and Ps. 12,273 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 12,608 million for  2017 and Ps. 7,887 million for the previous year.

(4) Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, one month of 2017 and twelve months of 2016 from Coca-Cola FEMSA Philippines, Inc., among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(7) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(8) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods,  and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 4Q 2017 February 22, 2018	Page 13

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	4Q 17	% Rev	4Q 16	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	2,763.9		2,815.2		-1.8%	-1.8%
Volume (million unit cases)	495.1		502.2		-1.4%	-1.4%
Average price per unit case	47.16		44.83		5.2%
Net revenues	23,347		22,511
Other operating revenues	37		81
Total revenues (2)	23,384	100.0%	22,593	100.0%	3.5%	4.5%
Cost of goods sold	12,181	52.1%	11,471	50.8%
Gross profit	11,203	47.9%	11,122	49.2%	0.7%	1.6%
Operating expenses	7,680	32.8%	7,175	31.8%
Other operative expenses, net	215	0.9%	140	0.6%
Operative equity method (gain) loss in associates (3)	126	0.5%	245	1.1%
Operating income (4)	3,182	13.6%	3,561	15.8%	-10.6%	-15.1%
Depreciation, amortization & other operative non-cash charges	1,695	7.3%	1,547	6.8%
Operating cash flow (4)(5)	4,877	20.9%	5,108	22.6%	-4.5%	-3.7%

Accumulated information
	2017	% Rev	2016	% Rev	Δ % Reported	Δ % Comparable(6)
Transactions (million transactions)	11,231.7		11,382.1		-1.3%	-1.3%
Volume (million unit cases)	2,017.9		2,025.6		-0.4%	-0.4%
Average price per unit case	45.87		43.17		6.3%
Net revenues	92,565		87,438
Other operating revenues	77		120
Total revenues (2)	92,643	100.0%	87,558	100.0%	5.8%	5.8%
Cost of goods sold	47,537	51.3%	43,989	50.2%
Gross profit	45,106	48.7%	43,569	49.8%	3.5%	3.5%
Operating expenses	30,731	33.2%	28,569	32.6%
Other operative expenses, net	180	0.2%	330	0.4%
Operative equity method (gain) loss in associates (3)	221	0.2%	(55)	-0.1%
Operating income (4)	13,975	15.1%	14,725	16.8%	-5.1%	-4.7%
Depreciation, amortization & other operative non-cash charges	5,812	6.3%	5,174	5.9%
Operating cash flow (4)(5)	19,788	21.4%	19,899	22.7%	-0.6%	-0.6%

(1) Except volume and average price per unit case figures.
(2) For the quarter: Includes total revenues of Ps. 20,044 million from our Mexican operation for the fourth quarter of 2017 and 19,076 for the same period of the previous year
FY information: Includes total revenues of Ps. 79,850 million from our Mexican operation for 2017 and 74,413 for the same period of the previous year
(3) For the quarter: Includes equity method in Jugos del Valle, Estrella Azul, among others.
FY information: Includes Jugos del Valle, Estrella Azul, one month of 2017 and twelve months of 2016 of Coca-Cola FEMSA Philippines, Inc., among others.
(4) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(6) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 4Q 2017 February 22, 2018	Page 14

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	4Q 17	% Rev	4Q 16	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	2,360.1		2,167.7		8.8%	2.6%
Volume (million unit cases) (2)	378.2		347.7		8.7%	2.0%
Average price per unit case (2)	57.56		68.24		-15.6%
Net revenues	25,682		26,718
Other operating revenues	103		222
Total revenues (3)	25,784	100.0%	26,940	100.0%	-4.3%	5.1%
Cost of goods sold	14,359	55.7%	15,675	58.2%
Gross profit	11,425	44.3%	11,266	41.8%	1.4%	15.0%
Operating expenses	7,098	27.5%	7,582	28.1%
Other operative expenses, net	214	0.8%	48	0.2%
Operative equity method (gain) loss in associates (4)	(24)	-0.1%	30	0.1%
Operating income (5)	4,137	16.0%	3,606	13.4%	14.7%	38.5%
Depreciation, amortization & other operative non-cash charges	1,407	5.5%	2,098	7.8%
Operating cash flow (5)(6)	5,543	21.5%	5,704	21.2%	-2.8%	30.5%

Accumulated information
	2017	% Rev	2016	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	8,365.1		8,392.3		-0.3%	-6.2%
Volume (million unit cases) (2)	1,300.2		1,308.4		-0.7%	-6.1%
Average price per unit case (2)	59.77		62.49		-4.4%
Net revenues	90,285		89,644
Other operating revenues	329		516
Total revenues (3)	90,613	100.0%	90,160	100.0%	0.5%	1.5%
Cost of goods sold	52,212	57.6%	54,067	60.0%
Gross profit	38,401	42.4%	36,093	40.0%	6.4%	9.2%
Operating expenses	27,315	30.1%	26,893	29.8%
Other operative expenses, net	189	0.2%	(7)	-0.0%
Operative equity method (gain) loss in associates (4)	(123)	-0.1%	12	0.0%
Operating income (5)	11,020	12.2%	9,196	10.2%	19.8%	17.9%
Depreciation, amortization & other operative non-cash charges	5,483	6.1%	6,401	7.1%
Operating cash flow (5)(6)	16,504	18.2%	15,596	17.3%	5.8%	13.7%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Quarter information: Includes total revenues of Ps. 17,017 million from our Brazilian operation, Ps. 3,708 million from our Colombian operation, and Ps. 4,290 million from our Argentine operation for the fourth quarter of 2017; and Ps. 14,889 million from our Brazilian operation, Ps. 4,264 from our Colombian operation, and Ps. 4,128 million from our Argentine operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,913 million for the fourth quarter of 2017 and Ps. 2,988 million for the same period of the previous year.

(3) Full Year information: Includes total revenues of Ps. 58,518 million from our Brazilian operation, Ps. 14,222 million from our Colombian operation, and Ps. 13,869 million from our Argentine operation for 2017; and Ps. 43,900 million from our Brazilian operation, Ps. 15,120 from our Colombian operation, and Ps. 12,273 million from our Argentine operation for the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 12,608 million for the first nine months of 2017 and Ps. 7,887 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, Verde Campo, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 4Q 2017 February 22, 2018	Page 15

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information
	4Q 17	% Rev	4Q 16	% Rev	Δ % Reported
Transactions (million transactions)	122.9		137.3		-10.5%
Volume (million unit cases)	19.5		23.6		-17.2%
Average price per unit case	39.42		155.29		-74.6%
Net revenues	769		3,660
Other operating revenues	-		-
Total revenues	769	100.0%	3,660	100.0%	-79.0%
Cost of goods sold	771	100.2%	2,056	56.2%
Gross profit	(1)	-0.2%	1,603	43.8%	-100.1%
Operating expenses	326	42.4%	991	27.1%
Other operative expenses, net	30	3.9%	58	1.6%
Operating income	(357)	-46.4%	554	15.1%	-164.4%
Depreciation, amortization & other operative non-cash charges	461	59.9%	1,183	32.3%
Operating cash flow (2)	104	13.5%	1,737	47.5%	-94.0%

Accumulated information
	2017	% Rev	2016	% Rev	Δ % Reported
Transactions (million transactions)	441.0		772.6		-42.9%
Volume (million unit cases)	64.2		143.1		-55.1%
Average price per unit case	62.34		131.82		-52.7%
Net revenues	4,005		18,868
Other operating revenues	-		-
Total revenues	4,005	100.0%	18,868	100.0%	-78.8%
Cost of goods sold	3,360	83.9%	12,037	63.8%
Gross profit	645	16.1%	6,830	36.2%	-90.6%
Operating expenses	1,890	47.2%	5,849	31.0%
Other operative expenses, net	18	0.5%	69	0.4%
Operating income	(1,263)	-31.5%	913	4.8%	-238.4%
Depreciation, amortization & other operative non-cash charges	1,828	45.7%	3,262	17.3%
Operating cash flow (2)	566	14.1%	4,174	22.1%	-86.5%

(1) Except volume and average price per unit case figures.
(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 4Q 2017 February 22, 2018	Page 16

Asia Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	4Q 17	% Rev	Δ % Comparable(4)
Transactions (million transactions)	1,834.3		15.3%
Volume (million unit cases) (2)	160.1		12.6%
Average price per unit case (2)	38.15
Net revenues	6,107
Other operating revenues	-
Total revenues (3)	6,107	100.0%	13.7%
Cost of goods sold	3,672	60.1%
Gross profit	2,435	39.9%	25.0%
Operating expenses	2,087	34.2%
Other operative expenses, net	83	1.4%
Operating income (5)	265	4.3%	461.8%
Depreciation, amortization & other operative non-cash charges	624	10.2%
Operating cash flow (5)(6)	889	14.6%	35.4%

Accumulated information
	2017(2)	% Rev	Δ % Comparable(4)
Transactions (million transactions)	6,278.5		4.0%
Volume (million unit cases) (2)	552.4		3.8%
Average price per unit case (2)	37.15
Net revenues	20,524
Other operating revenues	-
Total revenues (3)	20,524	100.0%	1.9%
Cost of goods sold	12,346	60.2%
Gross profit	8,178	39.8%	8.3%
Operating expenses	6,865	33.4%
Other operative expenses, net	134	0.7%
Operating income (5)	1,179	5.7%	105.9%
Depreciation, amortization & other operative non-cash charges	2,075	10.1%
Operating cash flow (5)(6)	3,254	15.9%	18.8%

(1) Except volume and average price per unit case figures.
(2) Includes the results of February to December
(3) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(4) Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements (iii) the results of hyperinflationary economies in both periods, and (iv) includes the results of Coca-Cola FEMSA Philippines Inc, as if the consolidation had taken place at the beginning of first quarter 2016. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 4Q 2017 February 22, 2018	Page 17

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Dec-17		Dec-16
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	18,767	Ps.	10,476
Total accounts receivable		17,576		15,005
Inventories		11,364		10,744
Other current assets		7,950		9,229
Total current assets		55,657		45,454
Property, plant and equipment
Property, plant and equipment		121,968		106,696
Accumulated depreciation		(46,141)		(41,408)
Total property, plant and equipment, net		75,827		65,288
Investment in shares		12,540		22,357
Intangibles assets and other assets		124,243		123,964
Other non-current assets		17,410		22,194
Total Assets	Ps.	285,677	Ps.	279,256

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	12,171	Ps.	3,052
Suppliers		19,956		21,489
Other current liabilities		23,467		15,327
Total current liabilities		55,595		39,868
Long-term bank loans and notes payable		71,189		85,857
Other long-term liabilities		18,184		24,298
Total liabilities		144,968		150,023
Equity
Non-controlling interest		18,141		7,096
Total controlling interest		122,568		122,137
Total equity		140,710		129,233
Total Liabilities and Equity	Ps.	285,677	Ps.	279,256

Press Release 4Q 2017 February 22, 2018	Page 18

Quarter - Volume & Transactions
For the three months ended December 31, 2017 and 2016

Volume
Expressed in million unit cases
	4Q 2017					4Q 2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	333.4	22.7	65.5	26.4	448.0	340.4	23.5	67.4	26.5	457.7
Central America	39.5	2.8	0.2	4.6	47.1	37.3	2.3	0.2	4.6	44.4
Mexico & Central America	372.8	25.5	65.7	31.0	495.1	377.7	25.8	67.5	31.1	502.2
Colombia	54.5	9.0	2.9	4.9	71.3	58.5	6.3	4.8	6.8	76.5
Venezuela	16.2	2.4	0.2	0.7	19.5	18.6	3.3	0.2	1.4	23.6
Brazil	200.8	12.6	2.0	11.3	226.7	166.0	11.0	1.5	8.9	187.3
Argentina	49.4	5.4	1.3	4.5	60.7	48.8	6.3	0.9	4.3	60.4
South America	320.9	29.4	6.5	21.4	378.2	291.9	26.9	7.4	21.4	347.7
Philippines	127.4	6.5	9.9	16.3	160.1	-	-	-	-	-
Asia	127.4	6.5	9.9	16.3	160.1	-	-	-	-	-
Total	821.1	61.4	82.1	68.7	1,033.3	669.6	52.7	75.0	52.5	849.9
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	4Q 2017					4Q 2016
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	2,003.4	166.8		217.0	2,387.2	2,047.8	173.9		224.7	2,446.5
Central America	302.1	15.0		59.6	376.7	293.9	14.5		60.3	368.7
Mexico & Central America	2,305.5	181.8		276.6	2,763.9	2,341.7	188.4		285.0	2,815.2
Colombia	402.3	81.1		50.5	533.8	426.9	83.3		71.1	581.3
Venezuela	97.0	19.6		6.3	122.9	97.0	32.0		8.4	137.3
Brazil	1,176.3	109.2		125.5	1,410.9	978.4	93.1		93.9	1,165.4
Argentina	234.9	28.9		28.6	292.4	223.7	30.9		29.1	283.7
South America	1,910.5	238.8		210.8	2,360.1	1,725.9	239.2		202.6	2,167.7
Philippines	1,606.9	80.2		147.2	1,834.3	-	-		-	-
Asia	1,606.9	80.2		147.2	1,834.3	-	-		-	-
Total	5,822.9	500.7		634.7	6,958.3	4,067.6	427.6		487.6	4,982.9

Press Release 4Q 2017 February 22, 2018	Page 19

YTD - Volume & Transactions
For the twelve months ended December 31, 2017 and 2016

Volume
Expressed in million unit cases
	2017					2016
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,346.0	98.4	289.3	111.3	1,845.0	1,356.8	96.0	291.2	106.6	1,850.7
Central America	142.8	10.5	0.6	19.1	173.0	145.1	9.9	0.6	19.2	174.9
Mexico & Central America	1,488.8	108.8	289.9	130.4	2,017.9	1,501.9	105.9	291.9	125.9	2,025.6
Colombia	199.7	25.9	17.1	22.3	265.0	226.7	27.6	21.1	31.7	307.0
Venezuela	54.6	6.8	0.5	2.3	64.2	119.9	13.0	1.3	8.9	143.1
Brazil	680.4	40.8	6.6	37.3	765.1	572.1	38.8	5.5	32.8	649.2
Argentina	166.2	20.4	3.7	15.6	205.9	168.7	23.2	3.4	13.9	209.1
South America	1,100.9	93.9	28.0	77.5	1,300.2	1,087.3	102.6	31.3	87.2	1,308.4
Philippines (3)	438.6	24.8	34.2	54.8	552.4	-	-	-	-	-
Asia	438.6	24.8	34.2	54.8	552.4	-	-	-	-	-
Total	3,028.3	227.5	352.1	262.7	3,870.6	2,589.2	208.5	323.2	213.0	3,334.0
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	2017					2016
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	8,122.7	727.6		914.2	9,764.5	8,256.0	721.9		906.2	9,884.1
Central America	1,158.8	61.0		247.4	1,467.2	1,181.4	61.5		255.0	1,498.0
Mexico & Central America	9,281.5	788.6		1,161.5	11,231.7	9,437.5	783.5		1,161.2	11,382.1
Colombia	1,511.5	312.5		222.5	2,046.5	1,698.9	373.7		328.3	2,400.9
Venezuela	358.3	61.5		21.2	441.0	579.3	118.5		74.8	772.6
Brazil	4,079.6	358.4		419.7	4,857.6	3,516.5	330.4		359.2	4,206.1
Argentina	813.9	105.0		101.0	1,019.9	801.0	112.3		99.3	1,012.6
South America	6,763.2	837.5		764.4	8,365.1	6,595.7	934.9		861.7	8,392.3
Philippines (3)	5,526.9	294.3		457.3	6,278.5	-	-	-	-	-
Asia	5,526.9	294.3		457.3	6,278.5	-	-		-	-
Total	21,571.6	1,920.5		2,383.2	25,875.3	16,033.1	1,718.3		2,022.9	19,774.4
(3) 2017 information for the Philippines includes February to December

Press Release 4Q 2017 February 22, 2018	Page 20

Macroeconomic Information
Fourth quarter 2017

Inflation(1)

					Full Year	4Q 17
Mexico					6.77%	2.41%
Colombia					4.09%	0.48%
Venezuela (2)					2055.50%	228.46%
Brazil					2.95%	1.11%
Argentina					25.04%	6.59%
Philippines					3.58%	1.20%
(1) Source: inflation estimated by the company based on historic publications from the Central Banks of each country.
(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period (3)

	Quarterly Exchange Rate (local currency per USD)			Accumulated Exchange Rate (local currency per USD)
	4Q 17	4Q 16	Δ %	FY 17	FY 16	Δ %
Mexico	18.93	19.83	-4.5%	18.93	18.66	1.5%
Guatemala	7.34	7.50	-2.2%	7.35	7.60	-3.3%
Nicaragua	30.60	29.15	5.0%	30.05	28.62	5.0%
Costa Rica	571.39	559.74	2.1%	572.17	551.05	3.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,987.44	3,015.49	-0.9%	2,951.06	3,054.62	-3.4%
Venezuela	9,827.77	663.74	1380.7%	3,713.38	493.81	652.0%
Brazil	3.25	3.29	-1.4%	3.19	3.49	-8.5%
Argentina	17.56	15.45	13.6%	16.56	14.78	12.1%
Philippines	50.93	49.11	3.7%	50.40	47.49	6.1%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Dec 2017	Dec 2016	Δ %	Sep 2017	Sep 2016	Δ %
Mexico	19.74	20.66	-4.5%	18.20	19.50	-6.7%
Guatemala	7.34	7.52	-2.4%	7.34	7.52	-2.3%
Nicaragua	30.79	29.32	5.0%	30.41	28.97	5.0%
Costa Rica	572.56	561.10	2.0%	574.13	558.80	2.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Colombia	2,984.00	3,000.71	-0.6%	2,936.67	2,879.95	2.0%
Venezuela	22,793.30	673.76	3283.0%	3,345.00	658.89	407.7%
Brazil	3.31	3.26	1.5%	3.17	3.25	-2.4%
Argentina	18.65	15.89	17.4%	17.31	15.31	13.1%
Philippines	49.92	49.81	0.2%	51.07	48.26	5.8%
(3) Average exchange rate for each period computed with the average exchange rate of each month.

Press Release 4Q 2017 February 22, 2018	Page 21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: February 22, 2018